

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 20, 2008

<u>Via U.S. Mail and Facsimile</u>

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

        Re: EOG Resources, Inc.
                  Form 10-K
                  Filed February 28, 2008
                  File No. 1-09743

Dear Mr. Driggers:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               H. Roger Schwall
                               Assistant Director

cc: Sean Donahue
        Timothy Driggers 713-651-6947